Exhibit (a)(2)


                                                     December 5, 1996

   Dear Unitholder:

        We recently forwarded to you amended offering materials from LAVRA, Inc. and ARV Assisted Living, Inc. (together, the "Bidders") which reflect the Bidders' revised offer to purchase a portion of the outstanding units of limited partnership interests ("Units") of Senior Income Fund L.P. (the "Partnership") at $6.50 per Unit, less the amount of any distributions made by the Partnership after November 8, 1996 (the "ARV Offer").

   IMPORTANT: The Partnership has declared a $0.60 per Unit special cash distribution to be paid to all Unitholders on or about December 12, 1996. Accordingly, the ARV Offer is really $5.90 net cash to you, not $6.50.

   WE RECOMMEND THAT YOU REJECT THE ARV OFFER FOR THE FOLLOWING REASONS:

   * RECEIPT OF HIGHER OFFERS. The Partnership has recently received unsolicited bona fide offers from credible third parties involved in the congregate care industry to purchase all its assets. One offer is currently at a price which, together with the $0.60 per Unit special cash distribution discussed above, would result in cash distributions in excess of the ARV Offer to all Unitholders who do not tender their Units. In addition, as discussed below, such cash distributions would be made in respect of all your Units as opposed to only 51% of your Units if all outstanding Units are tendered to the Bidders. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, THE PARTNERSHIP BELIEVES THAT COMPETITIVELY MARKETING ALL ITS PROPERTIES FOR SALE WILL ENABLE IT TO PAY A GREATER RETURN TO YOU IN RESPECT OF ALL YOUR UNITS THAN IF YOU TENDER THEM TO THE BIDDERS.

   * BIDDERS' COERCIVE PARTIAL OFFER. The Bidders are offering to purchase 51% of the outstanding Units, just enough to give them majority control of your Partnership. If all outstanding Units are tendered in the ARV Offer, the Bidders will purchase only 51% of your Units, leaving the other half of your investment in a partnership controlled by the Bidders. In addition, keep in mind that the Bidders are offering to buy your Units so that they can make a profit for themselves -- and ask yourself how much of that profit may come in the future at your expense. Finally, remember that the Bidders have stated in filings with the Securities and Exchange Commission that they may attempt to remove the current manager of the Partnership's properties, a company unaffiliated with the Partnership, and install themselves as the manager.

   * ADVERSE TAX CONSEQUENCES. By purchasing a majority interest in the Partnership, the Bidders will automatically cause a constructive termination of the Partnership for tax purposes, an event that under tax laws currently in effect may be disadvantageous to many Unitholders.

                          AND THERE IS AN ALTERNATIVE

        WE BELIEVE THAT A PROPERLY CONDUCTED SALE OF THE PARTNERSHIP'S PROPERTIES WILL BRING YOU AN AMOUNT IN EXCESS OF THE ARV OFFER FOR ALL (NOT 51%) OF YOUR UNITS. The Partnership has already begun to implement the first stages of its plan to competitively market all its assets for sale, including selecting a recognized real estate broker with expertise in the congregate care industry. This process will be open to all interested buyers, including the Bidders, and is anticipated to be completed during 1997. This marketing effort should facilitate the Partnership's goal of obtaining the highest price for all its assets, thereby maximizing the value of all (not 51%) of your Units. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, THE PARTNERSHIP EXPECTS THAT PROCEEDS FROM A SALE OF THE PARTNERSHIP'S PROPERTIES, TOGETHER WITH ITS REMAINING CASH, WOULD RESULT IN CASH DISTRIBUTIONS BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE ARV OFFER. ALL UNITHOLDERS WHO SELL THEIR UNITS IN THE ARV OFFER WILL LOSE THEIR RIGHT TO RECEIVE THE BENEFIT OF ANY DISTRIBUTIONS, INCLUDING DISTRIBUTIONS FROM ANY SALE OF THE PARTNERSHIP'S PROPERTIES.

   THE PARTNERSHIP'S CONTINUOUS AND ONGOING EFFORTS TO MAXIMIZE THE VALUE OF YOUR UNITS HAS RESULTED IN AN INCREASE OF OVER 300% FROM THE FIRST OFFER FOR YOUR UNITS. You can check the facts:

        First, on October 18, 1996, Equity Resource Bay Fund commenced a tender offer for up to 4.9% of the outstanding Units at a purchase price of $1.50 (the "Equity Offer"). We recommended that you reject the offer because it was grossly inadequate and did not reflect the true value of your Units.

        Second, the Bidders contacted us and offered $4.25 per Unit for all the Partnership's assets. We explained to them that their offer was grossly inadequate and did not reflect the true value of the Units because, among other things, the Partnership was in the process of negotiating a settlement with its insurance carrier regarding certain claims for earthquake damage to two of its properties and attempting to resolve certain other partnership matters, all of which together would significantly enhance the value of the Units.

        Third, the Bidders commenced the ARV Offer for 42% of the outstanding Units at a purchase price of $5.00 per Unit. We recommended that you reject the offer because it was inadequate and not in the best interests of either you or the Partnership. We also informed you that the Partnership had reached a settlement with its insurance carrier which will result in a cash payment of $3.2 million to the Partnership and a cash distribution being made to all Unitholders before the end of the year. Finally, we disclosed that the Partnership had accelerated its existing plan to competitively market all of its assets for sale and anticipated completing such process early next year.

        Fourth, just over five weeks after the Equity Offer, the Bidders revised the ARV Offer to purchase approximately 51% of the outstanding Units at a purchase price of $6.50 per Unit, less the amount of certain distributions, resulting in net cash to you of $5.90 per Unit. Once again we are recommending that you reject the ARV Offer because it is not in the best interests of either you or the Partnership. As discussed above, the Partnership has begun the process of marketing all its properties for sale and declared a $0.60 per Unit special cash distribution to all Unitholders. THE PARTNERSHIP EXPECTS THAT PROCEEDS FROM A SALE OF THE PARTNERSHIP'S PROPERTIES TOGETHER WITH ITS REMAINING CASH WOULD RESULT IN TOTAL CASH DISTRIBUTIONS BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE ARV OFFER.

        Although the ARV Offer provides Unitholders who desire immediate liquidity the opportunity to receive cash for a portion of their Units currently and avoid the inherent business, real estate, timing and other general economic risks associated with the Partnership's marketing of its properties followed by a subsequent distribution of the sale proceeds to Unitholders, the sale of the Partnership's properties, which is currently being undertaken, would result in cash distributions to you in respect of all of your Units (not 51%). THE PARTNERSHIP RECOMMENDS THAT YOU REJECT THE ARV OFFER AND NOT TENDER YOUR UNITS.

        If you have any questions concerning this letter, please contact D.F. King & Co., Inc., which has been engaged by the Partnership to assist in our response to investors' inquiries, toll free at (800) 758-5378.

   Very truly yours,

   /s/ Moshe Braver
   Moshe Braver
   President
   Senior Income Fund Inc., General Partner